SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated September 16, 2019.

TRANSLATION

Buenos Aires, September 16, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Relevant Fact

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that regard, we inform you that a well in the proximity of Loma La Lata Oeste (well LLLO X-2), in the Exploitation Concession Loma La Lata – Sierra Barrosa (Province of Neuquén), caught on fire as a consequence of a gas leak which was detected on Saturday. The fire is limited to the aforementioned well and did not extend to other installations.

As a consequence of the contingency plan deployed, there have been no reports of injuries and access to the zone is limited by means of a security perimeter. The incident did not cause any risk to the population, since this area is unpopulated and there are no nearby industrial activities which may be affected.

As part of its ongoing procedures, and pursuant to its respective protocols, YPF is working alongside international specialists, who are already working on site on a plan to mitigate this situation and to contain the gas leak, although it is estimated that a final solution may take several weeks.

The Company remains in constant communication with provincial authorities regarding this situation, its evolution and the measures which are being adopted (as a number of such measures are adopted jointly with the authorities).

YPF has made available all of its resources in order to normalize the situation as soon as possible.

We will provide you with any relevant updates.

Yours faithfully,

Germán Fernández Lahore

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 16, 2019	By:	/s/ Germán Fernández Lahore
	Name:	Germán Fernández Lahore
	Title:	Market Relations Officer